Exhibit 10.39

OGE Energy Corp.
Executive Officer Compensation
Executive Compensation
In November 2012, the Compensation Committee of the OGE Energy Corp. board of directors took actions setting executives' salaries, target amount of annual bonus awards and target amounts of long-term compensation awards for 2013. Executive compensation was set by the Compensation Committee after consideration of, among other things, individual performance and market-based data on compensation for executives with similar duties. Payouts of 2013 annual bonus targets and long-term awards are dependent on achievement of specified corporate goals that will be established by the Compensation Committee at a subsequent meeting, and no officer is assured of any payout.
Salary
The Compensation Committee established the base salaries for its senior executive group. The salaries for 2013 for the OGE Energy officers who are expected to be named in the Summary Compensation Table in OGE Energy's 2013 Proxy Statement are as follows:

Executive Officer	2013 Base Salary
Peter B. Delaney, Chairman, President and Chief Executive Officer	$920,400
Sean Trauschke, Vice President and Chief Financial Officer	$504,712
E. Keith Mitchell, President and Chief Operating Officer of Enogex Holdings; President of Enogex LLC	$365,700
Stephen E. Merrill, Chief Operating Officer of Enogex LLC	$324,996
Jean C. Leger, Jr., Vice President - Utility Operations of OG&E	$308,275
Establishment of 2013 Annual Incentive Awards
As stated above, at its November 2012 meeting, the Compensation Committee approved the target amount of annual incentive awards, expressed as a percentage of salary, with the officer having the ability, depending upon achievement of the 2013 corporate goals to be set by the Compensation Committee at a subsequent meeting, to receive from 0 percent to 150 percent of such targeted amount. For 2013, the targeted amount ranged from 65 percent to 100 percent of the approved 2013 base salary for the executive officers in the above table.
Establishment of Long-Term Awards
At its November 2012 meeting, the Compensation Committee also approved the level of target long-term incentive awards, expressed as a percentage of salary, with the officer having the ability to receive from 0 percent to 200 percent of such targeted amount at the end of a three-year performance period depending upon achievement of the corporate goals to be set by the Compensation Committee at a subsequent meeting. For 2013, the targeted amount ranged from 115 percent to 245 percent of the approved 2013 base salary for the executive officers in the above table.
Other Benefits
Retirement Benefits. A significant amount of the Company's employees hired before December 1, 2009, including executive officers, are eligible to participate in the Company's Pension Plan and certain employees are eligible to participate in the Company's Restoration of Retirement Income Plan that enables participants, including executive officers, to receive the same benefits that they would have received under the Company's Pension Plan in the absence of limitations imposed by the Federal tax laws. In addition, the supplemental executive retirement plan, which was adopted in 1993, provides a supplemental executive retirement plan in order to attract and retain lateral hires or other executives designated by the Compensation Committee of the Company's Board of Directors who may not otherwise qualify for a sufficient level of benefits under the Company's Pension Plan and Restoration of Retirement Income Plan. Mr. Delaney is the only employee, including executive officers, who participates in the supplemental executive retirement plan. Mr. Delaney's participation in the supplemental executive retirement plan was the result of arms-length bargaining between Mr. Delaney and the Company at the time of his hire in April 2002 as Executive Vice President of the Company.

Almost all employees of the Company, including executive officers, also are eligible to participate in our 401(k) Plan. Participants may contribute each pay period any whole percentage between two percent and 19 percent of their compensation, as defined in the 401(k) Plan, for that pay period. Participants who have attained age 50 before the close of a year are allowed to make additional contributions referred to as "Catch-Up Contributions," subject to certain limitations of the Code. Participants may designate, at their discretion, all or any portion of their contributions as: (i) a before-tax contribution under Section 401(k) of the Code subject to the limitations thereof; or (ii) a contribution made on an after-tax basis. The 401(k) Plan also includes an eligible automatic contribution arrangement and provides for a qualified default investment alternative consistent with the U.S. Department of Labor regulations. Participants may elect, in accordance with the 401(k) Plan procedures, to have his or her future salary deferral rate to be automatically increased annually on a date and in an amount as specified by the participant in such election. In October 2009, the Company's Pension Plan and the Company's 401(k) Plan were amended, effective January 1, 2010 to provide eligible employees a choice to select a future retirement benefit combination from the Company's Pension Plan and the Company's 401(k) Plan.
The 401(k) Plan was amended in October 2009, as discussed previously, whereby participants could select from the options below.

Employment Date	Option 1	Option 2	Option 3
Before February 1, 2000	< 20 years of service - 50% Company match up to 6% of compensation	200% Company match up to 5% of compensation	100% Company match up to 6% of compensation
	> 20 years of service - 75% Company match up to 6% of compensation	200% Company match up to 5% of compensation	100% Company match up to 6% of compensation
After February 1, 2000 and before December 1, 2009	100% Company match up to 6% of compensation	200% Company match up to 5% of compensation	N/A
After December 1, 2009	200% Company match up to 5% of compensation	N/A	N/A

No Company contributions are made with respect to a participant's Catch-Up Contributions, rollover contributions, or with respect to a participant's contributions based on overtime payments, pay-in-lieu of overtime for exempt personnel, special lump-sum recognition awards and lump-sum merit awards included in compensation for determining the amount of participant contributions. Once made, the Company's contribution may be directed to any available investment option in the 401(k) Plan.  The Company match contributions vest over a three-year period. After two years of service, participants become 20 percent vested in their Company contribution account and become fully vested on completing three years of service. In addition, participants fully vest when they are eligible for normal or early retirement under the Pension Plan, in the event of their termination due to death or permanent disability or upon attainment of age 65 while employed by the Company or its affiliates.

The Company provides a nonqualified deferred compensation plan which is intended to be an unfunded plan.  The plan's primary purpose is to provide a tax-deferred capital accumulation vehicle for a select group of management, highly compensated employees and non-employee members of the Board of Directors of the Company and to supplement such employees' 401(k) Plan contributions as well as offering this plan to be competitive in the marketplace. Eligible employees who enroll in the plan have the following deferral options: (i) eligible employees may elect to defer up to a maximum of 70 percent of base salary and 100 percent of annual bonus awards or (ii) eligible employees may elect a deferral percentage of base salary and bonus awards based on the deferral percentage elected for a year under the 401(k) Plan with such deferrals to start when maximum deferrals to the qualified 401(k) Plan have been made because of limitations in that plan. Eligible directors who enroll in the plan may elect to defer up to a maximum of 100 percent of directors' meeting fees and annual retainers.

The Company matches employee (but not non-employee director) deferrals to make up for any match lost in the 401(k) Plan because of deferrals to the deferred compensation plan, and to allow for a match that would have been made under the 401(k) Plan on that portion of either the first six percent of total compensation or the first five percent of total compensation, depending on the option the participant elected under the choice provided to eligible employees in the qualified 401(k) Plan discussed above, deferred that exceeds the limits allowed in the 401(k) Plan. Matching credits vest based on years of service, with full vesting after three years or, if earlier, on retirement, disability, death, a change in control of the Company or termination of the plan.

Deferrals, plus any Company match, are credited to a recordkeeping account in the participant's name. Earnings on the deferrals are indexed to the assumed investment funds selected by the participant. In 2012, those investment options included a Company Common Stock fund, whose value was determined based on the stock price of the Company's Common Stock, and various money market, bond and equity funds.

Normally, payments under the deferred compensation plan begin within one year after retirement. For these purposes, normal retirement age is 65 and the minimum age to qualify for early retirement is age 55 with at least five years of service. Benefits will be paid, at the election of the participant, either in a lump sum or a stream of annual payments for up to 15 years, or a combination thereof. Participants whose employment terminates before they qualify for retirement will receive their vested account balance in one lump sum following termination as provided in the plan. Participants also will be entitled to pre- and post-retirement survivor benefits. If the participant dies while in employment before retirement, his or her beneficiary will receive a payment of the account balance plus a supplemental survivor benefit equal to two times the total amount of base salary and bonuses deferred under the plan. If the participant dies following retirement, his or her beneficiary will continue to receive the remaining vested account balance. Additionally, eligible surviving spouses will be entitled to a lifetime survivor annuity payable annually. The amount of the annuity is based on 50 percent of the participant's account balance at retirement, the spouse's age and actuarial assumptions established by the Company's Benefits Committee.
At any time prior to retirement, a participant may withdraw all or part of amounts attributable to his or her vested account balance under the deferred compensation plan at December 31, 2004, subject to a penalty of 10 percent of the amount withdrawn. In addition, at the time of the initial deferral election, a participant may elect to receive one or more in-service distributions on specified dates without penalty. Hardship withdrawals, without penalty, of amounts attributable to a participant's vested account balance as of December 31, 2004 may also be permitted at the discretion of the Company's Benefits Committee.
Perquisites. The Company also offers executive officers a limited amount of perquisites. These include payment of social membership dues at dining and country clubs for certain executive officers, an annual physical exam for all executive officers, a relocation program and, in the case of Mr. Delaney, use of a Company car. In reviewing the perquisites and the benefits under the supplemental executive retirement plan, 401(k) Plan, Deferred Compensation Plan, Pension Plan and Restoration of Retirement Income Plan, the Compensation Committee sought in 2012 to provide participants with benefits at least commensurate with those offered by other utilities of comparable size.
Change-of-Control Provisions and Employment Agreements. None of the Company's executive officers has an employment agreement with the Company. Each of the executive officers has a change of control agreement that becomes effective upon a change of control. If an executive officer's employment is terminated by the Company "without cause" following a change of control, the executive officer is entitled to the following payments: (i) all accrued and unpaid compensation and a prorated annual bonus and (ii) a severance payment equal to 2.99 times the sum of such officer's (a) annual base salary and (b) highest recent annual bonus. The change of control agreements are considered to be double trigger agreements because payment will only be made following a change of control and termination of employment. The 2.99 times multiple for change-of-control payments was selected because at the time it was considered standard. Although many companies also include provisions for tax gross-up payments to cover any excise taxes on excess parachute payments, the Company's Board of Directors decided not to include this additional benefit in the Company's agreements. Instead, under the Company's agreements if the excise tax would be imposed, the change-of-control payments will be reduced to a point where no excise tax would be payable, if such reduction would result in a greater after-tax payment.

In addition, pursuant to the terms of the Company's incentive compensation plans, upon a change of control, all stock options and restricted stock will vest immediately and, for a 60-day period following the change of control, executive officers may surrender their options and receive in return a cash payment equal to the excess of the change of control price (as defined) over the exercise price; all performance units will vest and be paid out immediately in cash as if the applicable performance goals had been satisfied at target levels; and any annual incentive award outstanding for the year in which the participant's termination occurs for any reason, other than cause, within 24 months after the change of control will be paid in cash at target level on a prorated basis.